Exhibit 99.1

 **Constellation Brands**   PRESS *release*

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Constellation Brands Names Bill Newlands Next CEO

Newlands to Succeed Rob Sands Effective March 1, 2019; Sands to Become Executive Chair

VICTOR, N.Y., Oct. 17, 2018 – Constellation Brands, Inc. (NYSE: STZ and STZ.B), a leading beverage alcohol company, today announced Bill Newlands will assume the role of president and chief executive officer (CEO), succeeding current CEO Rob Sands, on March 1, 2019. Also effective March 1, 2019, Rob Sands will assume the role of executive chair. Richard Sands, who is currently serving in the role of executive chair, will assume the role of executive vice chair on March 1, 2019.

"Since joining Constellation Brands in 2015, Bill has made a significant impact on our company, finding ways to leverage our unique capabilities as a leading total beverage alcohol provider to meet consumers' evolving needs and accelerate growth," said Constellation Brands' CEO Rob Sands. "Bill understands what it takes to succeed in this rapidly evolving market and he's the right person to lead our company going forward."

Newlands joined Constellation Brands in 2015 as executive vice president and chief growth officer. In 2016, he assumed additional responsibilities as president of the company's Wine & Spirits Division. In 2017, Newlands became the company's chief operating officer, and he assumed the role of president in early 2018. Prior to joining Constellation Brands, Newlands held several senior leadership roles in the beverage alcohol industry spanning more than 30 years.

"Bill has a deep understanding and appreciation for the values that have made Constellation Brands one of the top performing S&P 500 companies," said Richard Sands, Constellation Brands' executive chair. "I look forward to the continued success of our company under Bill's leadership."

"I am honored to be selected as Constellation Brands' next CEO," said Newlands. "I have a tremendous amount of respect and admiration for the leadership Rob, Richard and Marvin Sands provided over the years. I look forward to working with Rob, Richard, our Board of Directors, and the Constellation Brands team to ensure we continue building on the momentum our company has gained in the marketplace for many years to come."

Newlands will work with Rob Sands over the coming months to ensure a smooth leadership transition once these changes become effective in March.



About Constellation Brands

Constellation Brands (NYSE: STZ and STZ.B), a Fortune 500® company, is a leading international producer and marketer of beer, wine and spirits with operations in the U.S., Mexico, New Zealand, Italy and Canada. Constellation is the No. 3 beer company in the U.S. with high-end, iconic imported brands such as Corona Extra, Corona Light, Modelo Especial, Modelo Negra and Pacifico. The company's beer portfolio also includes Ballast Point, one of the most awarded craft brewers in the U.S., and Funky Buddha Brewery. In addition, Constellation is the world leader in premium wine, selling great brands that people love, including Robert Mondavi, Clos du Bois, Kim Crawford, Meiomi, Mark West, Black Box, Ruffino and The Prisoner. The company's premium spirits brands include SVEDKA Vodka, Casa Noble Tequila and High West Whiskey.

Based in Victor, N.Y., the company believes that industry leadership involves a commitment to brand building, our trade partners, the environment, our investors and to consumers around the world who choose our products when celebrating big moments or enjoying quiet ones. Founded in 1945, Constellation has grown to become a significant player in the beverage alcohol industry with more than 100 brands in its portfolio; about 40 wineries, breweries and distilleries; and approximately 10,000 talented employees. We express our company vision: *to elevate life with every glass raised.*

To learn more, follow us on Twitter @cbrands and visit www.cbrands.com.

MEDIA CONTACTS

Mike McGrew 773-251-4934 | **Amy Martin** 585-678-7141

INVESTOR RELATIONS CONTACTS

Patty Yahn-Urlaub 585-678-7483 | **Bob Czudak** 585-678-7170

Rob Sands



Chief Executive Officer

Bill Newlands



President and Chief Operating Officer
